UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35317

Atlas Resource Partners, L.P.

(Exact Name of Registrant as Specified in Charter)

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

800-251-0171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests

8.625% Class D Cumulative Redeemable Perpetual Preferred Units

10.75% Class E Cumulative Redeemable Perpetual Preferred Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlas Resource Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Dated: September 14, 2016	TITAN ENERGY, LLC
as successor to Atlas Resource Partners, L.P.

	By:	/s/ Jeffrey M. Slotterback

		Name:	Jeffrey M. Slotterback
		Title:	Chief Financial Officer